SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 30/19

Araucária Thermal Power Plant

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general that UEG Araucária Ltda - UEGA entered into a Transfer of Energy Credits agreement with Petróleo Brasileiro S.A. - Petrobras. As of today, the Araucária Thermal Power Plant resumed electrical power dispatch at full capacity for this week.

Under this agreement, the plant can be dispatched even out of merit order and, in this context, the TPP Araucária will be informed weekly by the gas supplier whether they will start the generating unit. Within this framework, dispatch will not be charged at the Variable Cost per Unit - CVU approved by the Brazilian Electricity Regulatory Agency - Aneel. Conversely, the parties will agree on the rate, considering, among other factors, market opportunities and margins considered appropriate for the operation of the plant, thus enabling the fixed-cost recovery for the dispatch period.

The agreement, however, does not prevent TPP Araucária from being dispatched by the National System Operator - ONS based on merit order. On these occasions, the CVU that will be taken into account is R$678.18, as authorized by Aneel on October 7, 2019.

With an installed capacity of 484 MW, the combined cycle power plant is one of the most efficient in the country.

Curitiba, November 18, 2019.

Ana Letícia Feller

Director of Business Management as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 18, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.